Exhibit 99.33

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

March 16, 2021

Item 3:	News Release

The news release was disseminated on March 16, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced assay results from three holes drilled at Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at the Company’s 100%-owned Queensway Project located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

March 18, 2021

Schedule “A”

Keats Step-Out Returns 61.8 g/t Au over 13.7m,

Extends High-Grade Zone to 285m Down-Plunge

Vancouver, BC, March 16, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from three holes drilled at Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlights of these results include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-21-79	133.75	141.65	7.9	22.7
NFGC-21-90	35.35	39.20	3.9	24.5
NFGC-21-118	211.15	224.80	13.7	61.8
Incl	212.10	213.05	1.0	565

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The interval of 61.8 g/t Au over 13.7m in NFGC-21-118 is a 21m down-plunge step-out to the south from the previously furthest south intercept of 29.1 g/t Au over 11.4m in hole NFGC-21-104 (see NFG press release March 1, 2021) and is the deepest intercept drilled to date at Keats.

•	Drill hole NFGC-21-118 is still being drilled and is targeted to intersect the Appleton Fault Zone. The hole is currently at a depth of 581m. Assay results from the balance of this hole will be reported when received.

•	The interval of 24.5g/t Au over 3.85m in drill hole NFGC-21-90 is a 15m step-out to the north from the previously furthest north high-grade intercept. This interval is at approximately 25m vertical depth extending the high grade near surface mineralization in this area.

•	The intercept of 22.7g/t Au over 7.9m in NFGC-21-79 further confirms the continuity of the high-grade envelope within the Keats-Baseline fault.

•	The Keats high-grade zone has now been drill defined over 285m in the down-plunge direction. The zone remains open and step-out drilling is continuing to the south, vertically above and below this zone, and to the north.

Craig Roberts, P.Eng. CEO of New Found, stated: “Drilling at Keats continues to expand the impressive zone of high-grade gold mineralization. The interval of 61.8g/t Au over 13.7m is the furthest south and deepest drill intercept to date and indicates the continuation of a very strong gold mineralizing system capable of producing broad intervals of high-grade gold in this direction. Our excitement continues to grow with this success at Keats, further bolstered by our high-grade discovery at Lotto 2km to the north, and by other recent high-grade drill intercepts along the Appleton Fault Zone. We have recently managed to significantly shorten our turn around time on assays and this in combination with the ramp up to eight drills will significantly accelerate our volume of assay results and news flow. We look forward to reporting further results from Keats, Lotto, and our testing of +12 additional high-grade targets along +20km of the Appleton and JBP Fault Zones.”

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Highlights - Previously Released Keats Main Zone Drill Intervals

Hole	Interval	Au	Hole	Interval	Au	Hole	Interval	Au	Hole	Interval	Au
	(m)	(g/t)		(m)	(g/t)		(m)	(g/t)		(m)	(g/t)
19-01	19.0	92.9	20-29	16.9	25.0	20-40A	7.3	19.3	21-52	2.1	136.7
20-18	7.9	24.1	20-30	6.1	10.3	20-41	10.4	22.5	and	14.1	31.5
20-19	18.9	31.2	20-32	13.1	45.3	and	15.9	31.4	and	5.6	13.7
20-21	18.4	15.8	20-33	4.0	2.6	20-43	18.2	10.0	20-56	32.3	6.2
20-23	41.4	22.3	20-34	2.4	29.3	20-45	13.8	28.4	21-80	39.1	25.8
20-25	2.2	7.3	20-36	8.9	5.2	and	3.3	20.6	and	2.3	41.6
20-26	6.9	44.5	20-37	10.3	25.0	and	2.0	17.1	21-104	11.4	29.1
20-28	4.1	40.1	20-38	5.8	19.8	20-46	2.9	13.7

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Keats Plan View

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Figure 3. Visible gold mineralization in quartz associated with boulangerite and chalcopyrite in hole NFGC-21-118 at 212.5m depth

Drillhole Details

Table 2: Summary of results reported in this news release

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-79	107.35	113.80	6.45	1.00	Keats
And	133.75	141.65	7.90	22.7	Keats
NFGC-21-90	20.00	28.05	8.05	2.45	Keats
And	35.35	39.20	3.85	24.5	Keats
NFGC-21-118	211.15	224.80	13.65	61.8	Keats
Including	212.10	213.05	0.95	565

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Table 3: Location details of drill holes reported on in this news release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-79	300	-45	192	658 199	5 427 403
NFGC-21-90	300	-45	182	658 235	5 427 540
NFGC-21-118*	300	-45	*581	658 189	5 427 285

*Drill hole ongoing

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr Matheson consents to the publication of this news release dated March 16, 2021 by New Found Gold. Mr Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$69M the Company is well financed to continue its current 200,000-m drill program, with a planned increase from the current six drill rigs to eight drill rigs in Q1, 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%).

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “ believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Exhibit 99.30(b)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

March 18, 2021

Item 3:	News Release

The news release was disseminated on March 18, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced a non-brokered private placement of 2,857,000 common shares of the Company that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “FT Shares”) at a price of $5.25 per FT Share (the “Financing”) for gross proceeds to the Company of $14,999,250. The FT Shares have a hold period of four months and one day from closing. On closing, a cash finders’ fee equal to 3.5% of the gross proceeds of the Financing will be paid.

Item 5:	Full Description of Material Change

The Company announced a non-brokered private placement of 2,857,000 common shares of the Company that qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “FT Shares”) at a price of $5.25 per FT Share (the “Financing”) for gross proceeds to the Company of $14,999,250. Mr. Eric Sprott is purchasing a total of 2,857,000 shares as a result of the Financing. The FT Shares have a hold period of four months and one day from closing. On closing, a cash finders’ fee equal to 3.5% of the gross proceeds of the Financing will be paid to Clarus Securities Inc.

The gross proceeds from the issuance of the FT Shares will be used for “Canadian exploration expenses” and will qualify as “flow-through mining expenditures” (the “Qualifying Expenditures”), as those terms are defined in the Income Tax Act (Canada), which will be renounced to the initial purchasers of the FT Shares with an effective date no later than December 31, 2021 in an aggregate amount not less than the gross proceeds raised from the issue of the FT Shares, and, if the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each initial purchaser of FT Shares for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed. Closing of the financing is subject to customary conditions including finalization of definitive documentation and approval of the TSX Venture Exchange.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

March 18, 2021